SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116-3727 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com	FIRM/AFFILIATE OFFICES CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON
DIRECT DIAL (617) 573-4859 DIRECT FAX (617) 305-4859 EMAIL ADDRESS margaret.cohen@skadden.com	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY
November 24, 2014	TOKYO TORONTO

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Gowetski, Special Counsel

Re:                                     Select Income REIT

Registration Statement on Form S-4

Filed October 17, 2014

File No. 333-199445

Dear Ms. Gowetski:

On behalf of Select Income REIT (“SIR”), we are hereby responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated November 14, 2014 in connection with the above-captioned registration statement (the “Registration Statement”).  Amendment No. 1 to the Registration Statement is being filed simultaneously with this response (the “Amended Registration Statement”).  For the convenience of the Staff, we are also enclosing clean and marked copies of the Amended Registration Statement.

United States Securities and Exchange Commission

November 24, 2014

Your numbered comments with respect to the Registration Statement have been reproduced below in italicized text. SIR’s responses thereto are set forth immediately following the reproduced comment to which they relate.  Information below regarding Cole Corporate Income Trust, Inc. (“CCIT”) and its affiliates has been provided to SIR by CCIT.

General

1.                                      Please provide us with copies of any non-public information, including board books, financial forecasts, and projections, presented to the board and/or the independent directors or trustees of Select Income REIT or Cole Corporate Income Trust, Inc. by their respective management and financial advisors in connection with the proposed transaction.

Response:  In response to the Staff’s comment, on behalf of SIR, counsel to UBS Securities LLC (“UBS”) is providing to the Staff, under separate cover and on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), copies of the written materials presented by UBS in connection with its opinions, each dated August 30, 2014, to the SIR board of trustees.  In response to the Staff’s comment, on behalf of CCIT, counsel to each of Wells Fargo Securities, LLC (“Wells Fargo Securities”) and Hentschel & Company, LLC (“Hentschel & Company”) is providing to the Staff, under separate cover and on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act, copies of the written materials presented by Wells Fargo Securities and Hentschel & Company in connection with their respective opinions, each dated August 30, 2014, to the CCIT board of directors.  Also pursuant to such rules, the respective counsel for each of UBS, Wells Fargo Securities and Hentschel & Company has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letters, the respective counsel for each of UBS, Wells Fargo Securities and Hentschel & Company also has requested confidential treatment of this information in accordance with Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

Summary, page 12

2.                                      Refer to the Schedule TO filed by CMG Partners, LLC and affiliates on November 4, 2014, as amended.  Please revise your disclosure to address the offer.  Ensure that disclosure included in the proxy statement/prospectus is consistent with disclosure that will be included in Cole Corporate Income Trust, Inc.’s recommendation statement on Schedule 14d-9.

United States Securities and Exchange Commission

November 24, 2014

Response:  In response to the Staff’s comment, the following section has been added to the Summary of the Amended Registration Statement on page 28:  “Summary — The CCIT Board of Directors Recommends that CCIT Stockholders Reject the Unsolicited Tender Offer by CMG Partners, LLC.”

3.                                      Please include a description of the material transaction fees that have been and will be incurred in connection with this transaction.  Please clarify which fees are contingent on approval and consummation of the merger.

Response:  In response to the Staff’s comment, the following section has been added to the Summary of the Amended Registration Statement on page 27: “Summary — Estimated Transaction Fees.”

4.                                      Please include a discussion as the tax consequences of the healthcare properties purchase and sale, or tell us why you believe such disclosure is not material.  Please provide similar disclosure in the “Material United States Federal Income Tax Considerations” section starting on page 155.

Response:  In response to the Staff’s comment, the disclosure on pages 27-28 and 171-172 has been revised in the Amended Registration Statement.  Additionally, SIR respectfully directs the Staff’s attention to the existing disclosure regarding the Healthcare Properties Sale under the headings “Material United States Federal Income Tax Considerations — Material United States Federal Income Tax Consequences of the Merger — Material United States Federal Income Tax Consequences of the Merger to CCIT and SIR” beginning on page 162, and “Material United States Federal Income Tax Considerations — Material United States Federal Income Tax Considerations Related to SIR Common Shares — REIT Qualification Requirements — Income Tests” beginning on page 169, of the Amended Registration Statement.

Recent Developments, page 27

5.                                      Please update your disclosure under this heading to reference the pending tender offer by CMG Partners, LLC and affiliates for up to 2,000,000 shares of CCIT.

Response:  Please see the response to Comment 2 above.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 31

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 35

(2) The Merger and Related Transactions, page 35

6.                                      Please revise your disclosure to discuss how you determined fair value of the assets acquired and liabilities assumed.  Additionally, please revise your disclosure to clarify if you considered bargain renewal options periods in your valuation of below market lease liabilities.

United States Securities and Exchange Commission

November 24, 2014

Response:  In response to the Staff’s comment, the disclosure on pages 38-39 has been revised in the Amended Registration Statement.  Additionally, SIR respectfully advises the Staff that SIR did not identify any bargain renewal options in the CCIT portfolio.

(3) Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet Adjustments, page 37

7.                                      We note your adjustments (A) and (B), please narratively clarify that the aggregate of these two columns is consistent with the net purchase price allocation provided in note (2).

Response:  In response to the Staff’s comment, the disclosure on page 41 has been revised in the Amended Registration Statement.

8.                                      Please revise your description of your adjustment (C) to explain the $7.9 million adjustment to deferred financing costs.

Response:  In response to the Staff’s comment, the disclosure on page 41 has been revised in the Amended Registration Statement.

(4) Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income, page 40

9.                                      We note your adjustment for interest expense in column (E).  Please clarify for us and in your filing the nature of the $4.6 million increase in mortgage interest.

Response:  As disclosed in the Registration Statement, SIR expects to assume approximately $297.7 million of CCIT’s secured mortgage debt in the transaction.  The $4.6 million increase in mortgage interest relates to this mortgage debt.  Additionally, the disclosure under the heading “Summary — Unaudited Pro Forma Condensed Consolidated Financial Information — Notes to Unaudited Pro Forma Condensed Consolidated Financial Information — (4) Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income” on page 42 has been revised in the Amended Registration Statement to include this clarification.

10.                               We note your adjustment for interest expense in column (E).  Please revise your disclosure to also disclose the applicable amounts for the six months ended June 30, 2014.

Response:  In response to the Staff’s comment, the disclosure on page 42 has been revised in the Amended Registration Statement.  Please note that the pro forma financial information has been updated to reflect September 30, 2014 interim financial information.

United States Securities and Exchange Commission

November 24, 2014

11.                               We note your footnote (2) to adjustment (G).  Please revise to disclose the amount of these fees.

Response:  In response to the Staff’s comment, the disclosure on page 43 has been revised in the Amended Registration Statement.

Property Portfolio Information, page 70

Combined Company, page 70

12.                               We refer to footnote 3 to the series of tables beginning on page 70.  Please revise to clarify whether tenant concessions are reflected in annualized rental revenue and explain briefly how you estimated recurring expense reimbursements.  To the extent tenant concessions are not reflected in annualized rental revenue, please revise to include footnote disclosure quantifying such concessions.

Response:  In response to the Staff’s comment, the footnote on page 77 has been revised in the Amended Registration Statement.

The SIR Special Meeting, page 82

13.                               Please confirm that shareholder approval is not required for the Healthcare Properties Sale or advise.

Response:  In response to the Staff’s comment, SIR confirms that shareholder approval is not required for the Healthcare Properties Sale.

The Merger, page 91

Background of the Merger and the Related Transactions, page 91

14.                               We refer to the April 15, 2014 meeting at which representatives from Wells Fargo Securities discussed with CCIT’s board of director potential strategic options for CCIT.  We note that the CCIT board determined to move forward with a targeted third party solicitation process.  Please discuss in greater detail why the other strategic options presented by Wells Fargo Securities were not pursued, and why the board felt that a third party solicitation process was in the best interests of CCIT shareholders at that time.

Response:  In response to the Staff’s comment, the disclosure on page 94 has been revised in the Amended Registration Statement.

United States Securities and Exchange Commission

November 24, 2014

15.                               We note the disclosure on page 100 regarding discussions concerning the sale of the Healthcare Properties.  Please revise to describe any discussions proposing such sale and relating to SIR’s decision not to absorb those properties in the merger.

Response:  In response to the Staff’s comment, the disclosure on page 102 has been revised in the Amended Registration Statement.

16.                               Please discuss whether each respective board believes that the transaction or consideration is fair form a financial point of view.

Response:  As disclosed in the Registration Statement, the decision of the SIR board of trustees on August 30, 2014 to approve, adopt, declare advisable and enter into the Merger Agreement was the result of the review and careful consideration of many factors, including the opinion of UBS, dated August 30, 2014, to the effect that, as of that date and based on and subject to the matters described therein, the per share consideration to be paid by SIR in the Merger was fair, from a financial point of view, to SIR.  Implicit in such determination of the SIR board of trustees is the SIR board of trustees’ view that the per share consideration to be paid by SIR in the Merger was fair, from a financial point of view, to SIR.

As disclosed in the Registration Statement, the decision of the CCIT board of directors on August 30, 2014 to approve, adopt, declare advisable and enter into the Merger Agreement was the result of the review and careful consideration of many factors, including the opinions of Wells Fargo Securities and Hentschel & Company, each dated August 30, 2014, to the effect that, as of that date and based on and subject to the matters described therein, the consideration to be received by CCIT stockholders in the Merger was fair, from a financial point of view, to such holders.  Implicit in such determination of the CCIT board of directors is the CCIT board of directors’ view that the consideration to be received by CCIT stockholders in the Merger was fair, from a financial point of view, to CCIT stockholders.

Opinion of SIR’s Financial Advisor Regarding the Merger, page 113

17.                               We note that UBS’s opinions were delivered on August 30, 2014.  Please disclose whether any material changes in Select Income REIT’s or Cole Corporate Income Trust, Inc.’s operations, performance, or in any of the projections or assumptions upon which UBS based its opinions have occurred since the delivery of the opinion or that are anticipated to occur before the Select Income REIT shareholder meeting.

United States Securities and Exchange Commission

November 24, 2014

Response:  In response to the Staff’s comment, the disclosure on pages 108 and 113 has been revised in the Amended Registration Statement.

Select Public Companies Analysis, Page 116

18.                               Please disclose in more detail the criteria used to select the public companies used.  If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.  Please provide similar disclosure in the “Selected Precedent Transactions Analysis” section on page 117, the “Selected Public Companies Analysis” section on page 123, and the “Selected Precedent Transactions Analysis” on page 124.

Response:  In response to the Staff’s comment, the disclosure on pages 117-119 and 124-126 has been revised in the Amended Registration Statement.

19.                               Please revise your disclosure to clarify how estimated FFO and AFFO values of comparable companies were calculated, including whether the FFO values were all calculated in accordance with the NAREIT FFO definition.  Please include similar disclosure in the “Selected Public Companies Analysis” section starting on page 123 as well as throughout the registration statement when providing comparable company analysis.

Response:  In response to the Staff’s comment, the disclosure on pages 117 and 122-124 has been revised in the Amended Registration Statement.

Discounted Cash Flow Analysis — CCIT Standalone, including Potential Net Synergies, page 118

20.                               Please discuss in greater detail the assumptions used in this discounted cash flow analysis.  Please provide similar disclosure in the “Discounted Cash Flow Analysis — SIR Standalone” section on page 118.

Response:  In response to the Staff’s comment, the disclosure on pages 119-120 has been revised in the Amended Registration Statement.

Opinion of SIR’s Financial Advisor Regarding the Healthcare Properties Sale — Miscellaneous, page 125

21.                               Please disclose the amount of compensation UBS has received from Select Income REIT, Cole Corporate Income Trust, Inc., and their respective affiliates in the last two years for the services disclosed in this section or advise.

United States Securities and Exchange Commission

November 24, 2014

Response:  In response to the Staff’s comment, the disclosure on page 128 has been revised in the Amended Registration Statement.

Opinion of CCIT’s Financial Advisors — Wells Fargo Securities, LLC, page 129

22.                               We note that Wells Fargo’s opinion was delivered on August 30, 2014.  Please disclose whether any material changes in Select Income REIT’s or Cole Corporate Income Trust, Inc.’s operations, performance, or in any of the projections or assumptions upon which Wells Fargo based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the Cole Corporate Income Trust, Inc. stockholder meeting.

Response:  In response to the Staff’s comment, the disclosure on pages 108 and 113 has been revised in the Amended Registration Statement.

CCIT Financial Analyses, Page 133

23.                               We note your disclosure that the term “‘implied per share Merger Consideration’ refers to $10.50 per share based on the cash portion of the Merger Consideration, taking into account both the Minimum Cash Consideration Number and the Maximum Cash Consideration Number, and the implied value of the Share Consideration utilizing the 0.360x exchange ratio and the closing price of SIR Common Shares of $27.90 per share on August 29, 2014.”  Please clarify how this number takes into account the implied value of the Share Consideration.

Response:  In response to the Staff’s comment, the disclosure on page 135 has been revised in the Amended Registration Statement.

Selected Publicly Traded Companies Analysis, page 134

24.                               Please disclose in more detail the criteria used to select the public companies used.  If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.  Please provide similar disclosure in the “Selected Precedent Transactions Analysis” section on page 134, and the “Selected Publicly Traded Companies Analysis” section on page 136.

Response:  In response to the Staff’s comment, the disclosure on pages 135-138 has been revised in the Amended Registration Statement.

United States Securities and Exchange Commission

November 24, 2014

General, Page 137

25.                               Please disclose the amount of compensation Wells Fargo has received from Cole Corporate Income Trust, Inc., Select Income REIT, and their respective affiliates in the last two years for the services disclosed in this section or advise.

Response:  In response to the Staff’s comment, the disclosure on page 140 has been revised in the Amended Registration Statement.

Opinions of CCIT’s Financial Advisors — Hentschel & Company, LLC, page 138

26.                               We note that Hentschel & Company’s opinion was delivered on August 30, 2014.  Please disclose whether any material changes in Select Income REIT’s or Cole Corporate Income Trust, Inc.’s operations, performance, or in any of the projections or assumptions upon which Hentschel & Company based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the Cole Corporate Income Trust, Inc. stockholder meeting.

Response:  In response to the Staff’s comment, the disclosure on pages 108 and 113 has been revised in the Amended Registration Statement.

Comparable Company Analysis, page 141

27.                               Please disclose in more detail the criteria used to select the public companies used.  If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.  Please provide similar disclosure in the “Precedent Transactions Analysis” section on page 143, and the “Comparable Company Analysis” section on page 145.

Response:  In response to the Staff’s comment, the disclosure on pages 143-145 and 147-148 has been revised in the Amended Registration Statement.

Discounted Cash Flow Analysis, page 144

28.                               Please discuss in greater detail the assumptions used in this discounted cash flow analysis.  Please provide similar disclosure in the “Discounted Cash Flow Analysis” section on page 146.

Response:  In response to the Staff’s comment, the disclosure on pages 146-147 and 148-149 has been revised in the Amended Registration Statement.

Material United States Federal Income Tax Consideration, page 155

29.                               Please confirm for us that you will file all tax opinions prior to the registration statement being declared effective.  If you are not in a position to file the tax opinions with your next amendment, please file drafts of such opinions so that we may review them.

United States Securities and Exchange Commission

November 24, 2014

Response:  In response to the Staff’s comment, SIR is supplementally furnishing to the Staff drafts of the tax opinions.  SIR hereby confirms that final opinions will be filed as exhibits to a later amendment of the Registration Statement prior to it being declared effective.

The Merger Agreement — Consideration to be Received in the Merger, page 181

30.                               Please include disclosure as to the aggregate minimum and maximum cash consideration and stock consideration payable by you in connection with the merger.  Please also provide examples of the consideration a Cole Corporate Income Trust shareholder will receive for one share of CCIT should no CCIT shareholders elect to receive the cash consideration and should all CCIT shareholders elect to receive cash consideration.

Response:  In response to the Staff’s comment, the disclosure on pages 185-186 has been revised in the Amended Registration Statement.

Funding of the Transaction, page 183

31.                               Please state, if true, that the merger will not cause a default under your existing credit facility.

Response:  In response to the Staff’s comment, the disclosure on page 187 has been revised in the Amended Registration Statement.

Signatures

32.                               Please identify your principal executive officer with your next filing.

Response:  In response to the Staff’s comment, SIR has revised the signature page of the Amended Registration Statement.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call me at (617) 573-4859.

United States Securities and Exchange Commission

November 24, 2014

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

cc:                                Sara von Althann, Attorney-Advisor

United States Securities and Exchange Commission

John C. Popeo, Treasurer and Chief Financial Officer

Select Income REIT

Enclosures

November 24, 2014

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer Gowetski, Special Counsel

RE:	Select Income REIT Registration Statement on Form S-4 Filed October 17, 2014 File No. 333-199445

Dear Ms. Gowetski:

In response to the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated November 14, 2014, in connection with the above-captioned registration statement of Select Income REIT (the “Company”), the Company hereby acknowledges that, in the event the Company requests acceleration of the effective date of such registration statement:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact our counsel, Margaret R. Cohen, Skadden, Arps, Slate, Meagher & Flom LLP, at (617) 573-4859.

Very truly yours,

/s/ John C. Popeo
John C. Popeo

cc:                                Margaret R. Cohen

Skadden, Arps, Slate, Meagher & Flom LLP